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                          [QUARLES & BRADY LLP LETTERHEAD]

                                                                 August 20, 1999


VIA EDGAR AND FAX (202) 942-9527


Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 0305
Washington, D.C. 20549
Attn: Penny Somer


         Re:  Futech Interactive Products (Delaware) Inc.
              Registration Statement on Form 8-A
              SEC File No. 001-15119



Dear Ms. Somer:

         This letter is sent on behalf of Futech Interactive Products (Delaware) Inc. Futech hereby withdraws its registration statement on Form 8-A filed with the SEC on June 24, 1999. Futech intends to re-file its 8-A at a later date in conjunction with its registration statement on Form S-4, Registration No. 333-80131.

         Please contact me by phone at (602) 230-4624 or fax at (602) 230-5598 with your comments or questions. I will be on vacation until September 7, 1999 so please call Joseph D. Masterson of my firm at (414) 277-5169 during that time if you have any comments or questions. Thank you.


                                                             Sincerely,

                                                             QUARLES & BRADY LLP


                                                             /s/ Mark K. Briggs
                                                             -------------------
                                                             Mark K. Briggs